SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Index

(Expressed in millions of US Dollars, unless otherwise indicated)

Report of Independent Registered Public Accounting Firm		3
Consolidated Statement of Financial Position		4
Consolidated Statement of Income		5
Consolidated Statement of Comprehensive Income		6
Consolidated Statement of Cash Flows		7
Consolidated Statement of Changes in Shareholders’ Equity		8
Notes to the financial statements		9
1.	The Company and its operations	9
2.	Basis of preparation of unaudited interim financial information	9
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	9
4.	Basis of consolidation	10
5.	Summary of significant accounting policies	10
6.	Cash and cash equivalents and Marketable securities	11
7.	Trade and other receivables	12
8.	Inventories	15
9.	Disposal of Assets	15
10.	Investments	17
11.	Property, plant and equipment	19
12.	Intangible assets	21
13.	Impairment	22
14.	Exploration for and evaluation of oil and gas reserves	22
15.	Trade payables	23
16.	Finance debt	23
17.	Leases	27
18.	Related-party transactions	27
19.	Provision for decommissioning costs	29
20.	Taxes	29
21.	Employee benefits (Post-Employment)	33
22.	Shareholders’ equity	34
23.	Sales revenues	35
24.	Other expenses, net	36
25.	Costs and Expenses by nature	36
26.	Net finance income (expense)	37
27.	Supplemental information on statement of cash flows	37
28.	Segment information	38
29.	Provisions for legal proceedings	41
30.	Collateral for crude oil exploration concession agreements	48
31.	Risk management	48
32.	Fair value of financial assets and liabilities	54
33.	Subsequent events	55
34.	Information Related to Guaranteed Securities Issued by Subsidiaries	56

Petróleo Brasileiro S.A. – Petrobras

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of June 30, 2016, and the related condensed consolidated statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2016 and June 30, 2015 and the condensed consolidated statements of cash flows and changes in shareholders’ equity for the six-month periods ended June 30, 2016 and June 30, 2015. This interimfinancial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 3 to the condensed consolidated interim financial information, during the third quarter of 2014, the Company wrote off US$ 2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized, according to testimony obtained from Brazilian criminal investigations.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of December 31, 2015, and the related consolidated statements of income, comprehensive income, cash flows (not presented herein) and changes in shareholders’ equity for the year then ended, and in our report dated March 21, 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2015, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

/s/

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

August 11, 2016

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

June 30, 2016 and December 31, 2015

(Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2016	12.31.2015	Liabilities	Note	06.30.2016	12.31.2015
Current assets				Current liabilities
Cash and cash equivalents	6	19,609	25,058	Trade payables	15	5,558	6,373
Marketable securities	6	757	780	Finance debt	16	11,351	14,683
Trade and other receivables, net	7	5,311	5,803	Finance lease obligations	17.1	25	19
Inventories	8	8,882	7,441	Income taxes payable	20.1	208	105
Recoverable income taxes	20.1	775	983	Other taxes payable	20.1	3,178	3,365
Other recoverable taxes	20.1	2,118	1,765	Payroll and related charges		1,895	1,302
Advances to suppliers		195	108	Pension and medical benefits	21	798	655
Other current assets		1,512	1,338	Others		2,013	1,946
		39,159	43,276			25,026	28,448
Assets classified as held for sale	9.2	2,162	152	Liabilities on assets classified as held for sale	9.2	1,045	125
		41,321	43,428			26,071	28,573

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	16	112,448	111,482
Trade and other receivables, net	7	4,043	3,669	Finance lease obligations	17.1	98	78
Marketable securities	6	97	88	Deferred income taxes	20.3	244	232
Judicial deposits	29.2	3,431	2,499	Pension and medical benefits	21	15,652	12,195
Deferred income taxes	20.3	2,938	6,016	Provisions for legal proceedings	29.1	3,248	2,247
Other tax assets	20.1	3,406	2,821	Provision for decommissioning costs	19	10,975	9,150
Advances to suppliers		1,600	1,638	Others		448	509
Others		3,139	2,446			143,113	135,893
		18,654	19,177

				Total liabilities		169,184	164,466

				Shareholders' equity
Investments	10	4,078	3,527	Share capital (net of share issuance costs)	22.1	107,101	107,101
Property, plant and equipment	11	187,291	161,297	Change in interest in subsidiaries		325	321
Intangible assets	12	3,607	3,092	Profit reserves		57,767	57,977
		213,630	187,093	Accumulated other comprehensive (deficit)	22.2	(80,640)	(100,163)
				Attributable to the shareholders of Petrobras		84,553	65,236
				Non-controlling interests		1,214	819
				Total equity		85,767	66,055

Total assets		254,951	230,521	Total liabilities and shareholder's equity		254,951	230,521

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

June 30, 2016 and 2015

(Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/ 2016	Jan-Jun/ 2015	2Q-2016	2Q-2015

Sales revenues	23	38,309	51,988	20,320	26,021
Cost of sales		(26,434)	(35,841)	(13,818)	(17,701)
Gross profit		11,875	16,147	6,502	8,320

Income (expenses)
Selling expenses		(2,010)	(1,867)	(1,051)	(1,265)
General and administrative expenses		(1,488)	(1,846)	(810)	(900)
Exploration costs	14	(761)	(805)	(468)	(462)
Research and development expenses		(273)	(396)	(144)	(199)
Other taxes		(266)	(1,552)	(127)	(1,289)
Other expenses, net	24	(2,945)	(2,062)	(1,854)	(1,127)
		(7,743)	(8,528)	(4,454)	(5,242)

Income before finance income (expense), share of earnings in equity-accounted investments and income taxes		4,132	7,619	2,048	3,078

Finance income		445	456	218	200
Finance expenses		(3,321)	(3,099)	(1,749)	(1,810)
Foreign exchange gains (losses) and inflation indexation charges		(1,074)	(1,289)	(196)	(359)
Net finance income (expense)	26	(3,950)	(3,932)	(1,727)	(1,969)

Share of results in equity-accounted investments	10.1	212	115	113	55

Income before income taxes		394	3,802	434	1,164

Income taxes	20.4	(234)	(1,926)	(177)	(870)

Net income		160	1,876	257	294

Net income (loss) attributable to:
Shareholders of Petrobras		(212)	2,033	106	171
Non-controlling interests		372	(157)	151	123

Net income		160	1,876	257	294

Basic and diluted earnings per common and preferred share - in U.S. dollars	22.3	(0.02)	0.16	−	0.02

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

June 30, 2016 and 2015

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/ 2016	Jan-Jun/ 2015	2Q-2016	2Q-2015

Net income	160	1,876	257	294

Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	11,746	(8,143)	6,116	1,741
Reclassified to the statement of income	1,453	779	711	491
Deferred income tax	(4,487)	2,505	(2,321)	(758)
	8,712	(4,859)	4,506	1,474
Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	2	1	2	2
	2	1	2	2

Cumulative translation adjustments (*)	10,462	(14,095)	5,999	2,548

Share of other comprehensive income (losses) in equity-accounted investments	355	(300)	164	110

Total other comprehensive income (loss):	19,531	(19,253)	10,671	4,134

Total comprehensive income (loss)	19,691	(17,377)	10,928	4,428

Comprehensive income (loss) attributable to:
Shareholders of Petrobras	19,313	(17,251)	10,745	4,334
Non-controlling interests	378	(126)	183	94
Total comprehensive income (loss)	19,691	(17,377)	10,928	4,428

(*) Includes US$ 364 (US$ 344 as of June 30, 2015) of cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

June 30, 2016 and 2015

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/ 2016	Jan-Jun/ 2015
Cash flows from Operating activities
Net income (loss)	160	1,876

Adjustments for:
Pension and medical benefits (actuarial expense)	1,088	1,136
Share of results in equity-accounted investments	(212)	(115)
Depreciation, depletion and amortization	6,639	5,913
Impairment of property, plant and equipment, intangible and other assets	412	421
Exploration expenditures written off	499	555
(Gains) losses on disposal of assets, write-offs of assets, E&P areas returned and cancelled projects, net	65	(71)
Foreign exchange, indexation and finance charges	3,903	4,013
Deferred income taxes, net	(728)	1,289
Allowance (reversals) for impairment of trade receivables	338	(12)
Inventory write-down to net realizable value	322	20

Decrease (Increase) in assets
Trade and other receivables, net	746	(110)
Inventories	(561)	(889)
Judicial deposits	(355)	(643)
Other assets	(396)	(569)

Increase (Decrease) in liabilities
Trade payables	(1,306)	(854)
Other taxes payable	13	2,356
Pension and medical benefits	(338)	(375)
Income taxes paid	(157)	(398)
Other liabilities	547	(354)
Net cash provided by operating activities	10,679	13,189
Cash flows from Investing activities
Capital expenditures	(7,128)	(11,831)
Investment in investees	(83)	(79)
Proceeds from disposal of assets	4	211
Divestment in marketable securities	213	5,807
Dividends received	215	152
Net cash used in investing activities	(6,779)	(5,740)

Cash flows from Financing activities
Investments by non-controlling interest	49	173
Financing and loans, net:
Proceeds from financing	9,100	12,285
Repayment of principal	(15,510)	(6,530)
Repayment of interest	(3,649)	(3,208)
Net cash used in financing activities	(10,010)	2,720

Effect of exchange rate changes on cash and cash equivalents	661	(663)

Net decrease in cash and cash equivalents	(5,449)	9,506

Cash and cash equivalents at the beginning of the year	25,058	16,655

Cash and cash equivalents at the end of the period	19,609	26,161

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

June 30, 2016 and 2015

(Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Change in interest in subsidiaries	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit pension plans	Cash flow hedge - highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
	107,380	(279)	148	(41,968)	(7,295)	(7,699)	(438)	7,919	2,182	720	55,602	-	116,272	706	116,978
Balance at January 1, 2015		107,101	148				(57,400)					66,423	116,272	706	116,978
Realization of deemed cost	-	-	-	-	-	-	(2)	-	-	-	-	2	-	-	-
Change in interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	173	173
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	2,033	2,033	(157)	1,876
Other comprehensive income (loss)	-	-	-	(14,126)	-	(4,859)	(299)	-	-	-	-	-	(19,284)	31	(19,253)
	107,380	(279)	148	(56,094)	(7,295)	(12,558)	(739)	7,919	2,182	720	55,602	2,035	99,021	704	99,725
Balance at June 30, 2015		107,101	148				(76,686)					68,458	99,021	704	99,725
	107,380	(279)	321	(71,220)	(7,362)	(20,288)	(1,293)	7,919	2,182	720	47,156	-	65,236	819	66,055
Balance at January 1, 2016		107,101	321				(100,163)					57,977	65,236	819	66,055
Realization of deemed cost	-	-	-	-	-	-	(2)	-	-	-	-	2	-	-	-
Change in interest in subsidiaries	-	-	4	-	-	-	-	-	-	-	-	-	4	46	50
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(212)	(212)	372	160
Other comprehensive income (loss)	-	-	-	10,456	-	8,712	357	-	-	-	-	-	19,525	6	19,531
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	(29)	(29)
	107,380	(279)	325	(60,764)	(7,362)	(11,576)	(938)	7,919	2,182	720	47,156	(210)	84,553	1,214	85,767
Balance at June 30, 2016		107,101	325				(80,640)					57,767	84,553	1,214	85,767

The notes form an integral part of these financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of unaudited interim financial information

The unaudited consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

This unaudited interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2015, which include the full set of notes.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 – “The effects of changes in foreign exchange rates”. All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Mar 2016	Jun 2016	Mar 2015	Jun 2015	Sep 2015	Dec 2015
Quarterly average exchange rate	3.91	3.51	2.86	3.07	3.55	3.84
Period-end exchange rate	3.56	3.21	3.21	3.10	3.97	3.90

The Company’s Board of Directors in a meeting held on August 11, 2016 authorized the issuance of these consolidated interim financial information.

2.1.       Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, depreciation, depletion and amortization, impairment of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off US$ 2,527 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2015 audited consolidated financial statements.

In preparing its financial statements for the period ended June 30, 2016, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato” (Car

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Wash) Operation by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off. The Company will continuously monitor the investigations for additional information and will review its potential impacts on the adjustment made.

As of June 30, 2016, the Company has recovered US$ 106 through leniency agreements, of which US$ 83 were received in 2015. The amounts recovered were recognized as other income (amounts recovered – “overpayments incorrectly capitalized”).

Additionally, on July 15, 2016, the Ministry of Transparency, Oversight and Control (Ministério da Transparência, Fiscalização e Controle – “MTFC”), the Public Prosecutor’s Office (Ministério Público Federal – “MPF”), the General Counsel for the Republic (Advocacia Geral da União – “AGU”) and SBM Offshore, signed a leniency agreement through which the Dutch company will pay compensation of US$ 342 , of which US$ 328  will be reimbursed to Petrobras as follows: (i) the first installment of US$ 129  will be paid as soon as the agreement becomes effective; (ii) the second and third installments will be paid 12 and 24 months after the signature of the agreement  in the amount of US$ 10  each; (iii) the remaining US$ 179 will be deducted from future payments owed by the Company to SBM pursuant to existing contracts.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve new leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds and will recognize them as other income when received.

4.            Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the six-month period ended June 30, 2016, except for the assets and liabilities of the subsidiary Petrobras Argentina S.A. – PESA, which are classified as held for sale, as set out in note 9.1.

5.            Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2015.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

6.            Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	06.30.2016	12.31.2015
Cash at bank and in hand	517	808

Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	639	922
Other investment funds	12	11
	651	933
- Abroad
Time deposits	11,257	13,276
Automatic investing accounts and interest checking accounts	5,938	8,828
Other financial investments	1,246	1,213
	18,441	23,317
Total short-term financial investments	19,092	24,250
Total cash and cash equivalents	19,609	25,058

Short-term financial investments in Brazil comprise investment in funds holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits with maturities of three months or less, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments.

Marketable securities

			06.30.2016			12.31.2015
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	757	−	757	779	−	779
Available-for-sale securities	7	−	7	5	1	6
Held-to-maturity securities	90	−	90	69	14	83
Total	854	−	854	853	15	868
Current	757	−	757	779	1	780
Non-current	97	−	97	74	14	88

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	06.30.2016	12.31.2015
Trade receivables
Third parties	6,282	7,262
Related parties
Investees (note 18.1)	498	533
Receivables from the electricity sector (note 7.4)	4,879	3,415
Petroleum and alcohol accounts -receivables from Federal Government	269	219
Other receivables	2,142	1,699
	14,070	13,128
Allowance for impairment of trade receivables	(4,716)	(3,656)
Total	9,354	9,472
Current	5,311	5,803
Non-current	4,043	3,669

7.2.       Trade receivables overdue - Third parties

	06.30.2016	12.31.2015
Up to 3 months	316	315
From 3 to 6 months	88	180
From 6 to 12 months	318	803
More than 12 months	2,453	1,735
Total	3,175	3,033

7.3.       Changes in the allowance for impairment of trade receivables

	06.30.2016	12.31.2015
Opening balance	3,656	3,372
Additions	430	2,060
Write-offs	(1)	(17)
Reversals	(69)	(788)
Cumulative translation adjustment	700	(971)
Closing balance	4,716	3,656

Current	2,121	1,690
Non-current	2,595	1,966

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.4.       Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

					Allowance for impairment of trade receivables
	As of 12.31.2015	Sales	Amounts received	Transfers (*)	Recognition	Reversals	Transfers (*)	Inflation indexation	CTA	As of 06.30.2016
Related parties (Eletrobras Group)
AME (**)	1,996	233	(255)	546	(210)	20	(358)	118	438	2,528
Ceron(***)	285	41	(49)	−	−	−	−	20	63	360
Others	76	50	(57)	−	(10)	8	−	8	19	94
Subtotal	2,357	324	(361)	546	(220)	28	(358)	146	520	2,982
Third parties
Cigás	143	311	(111)	(546)	(39)	−	358	−	30	146
Others	43	154	(187)	−	(43)	21	−	16	1	5
Subtotal	186	465	(298)	(546)	(82)	21	358	16	31	151
Trade receivables, net	2,543	789	(659)	−	(302)	49	−	162	551	3,133

Trade receivables - Eletrobras Group	3,415	324	(361)	546	−	−	−	146	809	4,879
(-) Allowance for impairment of trade receivables	(1,058)	−	−	−	(220)	28	(358)	−	(289)	(1,897)
Subtotal	2,357	324	(361)	546	(220)	28	(358)	146	520	2,982
Trade receivables - Third parties	773	465	(298)	(546)	−	−	−	16	138	548
(-) Allowance for impairment of trade receivables	(587)	−	−	−	(82)	21	358	−	(107)	(397)
Subtotal	186	465	(298)	(546)	(82)	21	358	16	31	151
Trade receivables - Total	4,188	789	(659)	−	−	−	−	162	947	5,427
(-) Allowance for impairment of trade receivables	(1,645)	−	−	−	(302)	49	−	−	(396)	(2,294)
Trade receivables, net	2,543	789	(659)	−	(302)	49	−	162	551	3,133

(*) Cigás assigned receivables from Amazonas Distribuidora de Energia to Petrobras, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME.

(**) Amazonas Distribuidora de Energia
(***) Centrais Elétricas do Norte

As of June 30, 2016, US$ 2,130 of the Company’s net trade receivables from the isolated electricity system in the northern region of Brazil related to the sale of fuel oil, natural gas, electricity and other products to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) operating in that region, were classified as non-current assets. The balance of those receivables was US$ 3,133 as of June 30, 2016 (US$ 2,543 as of December 31, 2015).

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay for the products supplied by Petrobras.

In 2012, a new legislation (Provisional Measure 579 of September 11, 2012, revoked by Law No. 12.783/2013) significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System and the Brazilian Federal Government started to provide funds to cover costs that in the past

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

were only borne by the CCC. This assistance from the Federal Government would be made available through funds deposited in the Energy Development Account (Conta de Desenvolvimento Energético – CDE) by the Brazilian National Treasury. Those funds, however, proved to be insufficient to cover the operational costs of the isolated electricity system in the northern region of Brazil.

The funds available in the CCC, which were already insufficient to cover the costs related to fuel supplied by the Company, decreased significantly. Following an increase in the amounts owed by the thermoelectric power plants operating in the Isolated Electricity System, the Company put pressure on the negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), subsidiaries of Eletrobras and other private companies. On December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed US$ 2,202 to the Company. This amount is being adjusted monthly based on the Selic interest rate (Brazilian short-term interest rate). Under this agreement, the first of 120 monthly installments was paid in February 2015 and these payments have continued. As of May 7, 2015, US$ 1,889 had been guaranteed by the collateralization of certain amounts payable by the CDE to the CCC.

In early 2015, the Brazilian government reviewed its electricity price regulations and implemented a new pricing policy for the electricity sector, which has resulted in increases in the tariffs charged to end-customers since the first quarter of 2015. The Company had expected that this new policy would have strengthened the financial situation of the companies in the electricity sector and, consequently to reduce the balance of their accounts payable with respect to fuel oil and other products supplied by the Company, which has not occurred. Despite the increase in amount of electricity tariffs to end-users of electricity distributors in order to provide financial stability to these companies, the recovery flow of CCC funds has occurred slowly, delaying the reimbursements for fuel acquisition costs provided by Petrobras and deteriorating the default of those customers to the Company.

Pursuant to the issuance of Normative Instruction 679 on September 1, 2015 by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL), the Company expected that the flow of funds it would receive from the CCC would accelerate. This is because funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months. However, it has not occurred and, therefore, the insolvency of these receivables increased and these receivables continue to be delinquent.

In 2015, the Company recognized US$ 564 as allowance for impairment of trade receivables (net of reversals) due to frustrated negotiations to enter into additional debt acknowledgement agreements and new pledges of receivables from the CDE.

In the six-month period ended June 30, 2016, the Company recognized an allowance for impairment of trade receivables (net of reversals) in the amount of US$ 253, mainly related to new supplies of: (i) fuel oil by legal enforcement (injunction) in the first quarter of 2016; and (ii) natural gas, mainly in the second quarter of 2016. In July 2016, the AME paid part of receivables maturing in May and June 2016 in amount of US$ 58, therefore no allowance for impairment was recognized concerning this amount.

Accordingly, the Company adopted the following measures:

•      judicial collection of overdue receivables with respect to natural gas supplied to AME, Eletrobras and Cigás;

•         judicial collection of overdue receivables with respect to fuel oil supplied by the whole owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);

•      partial suspension of gas supply;

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

•      suspension of fuel oil supply, except when legally enforced; and

•      registration of entities controlled by Eletrobras as delinquent companies in Brazilian Central Bank files and registration of AME as a delinquent company in ANEEL files.

8.            Inventories

	06.30.2016	12.31.2015
Crude oil	3,209	2,895
Oil products	3,073	2,206
Intermediate products	783	612
Natural gas and LNG (*)	137	253
Biofuels	176	158
Fertilizers	52	61
Total products	7,430	6,185
Materials, supplies and others	1,466	1,272
Total	8,896	7,457
Current	8,882	7,441
Non-current	14	16

(*) Liquid Natural Gas

Inventories are presented net of a US$ 36 allowance reducing inventories to net realizable value (US$ 155 as of December 31, 2015), mainly due to changes in international prices of crude oil and oil products. In the six-month period ended June 30, 2016, the Company recognized as cost of sales a US$ 322 allowance charge reducing inventories to net realizable value (US$ 19 in the same period of 2015).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 1,951 (US$ 1,719 as of December 31, 2015), as set out in note 21.1.

9.            Disposal of Assets

The Company’s 2015-2019 Business and Management Plan forecasts a dynamic portfolio of partnerships and divestments during the two years period of 2015-2016, subject to market and business conditions during the negotiations, which can change in accordance with the ongoing Company’s business analysis and also with the external environment. Accordingly, the conditions to recognize assets and liabilities as held for sale are achieved only when the Board of Directors approves a disposal.

9.1.       Sale of Petrobras Argentina

On May 12, 2016, the Board of Directors approved the disposal of the Company’s entire 67.19% interest in Petrobras Argentina -PESA, owned through the subsidiary Petrobras Participaciones S.L. (“PPSL”), to Pampa Energía, in the amount of US$ 892, without taking into account the effect of price adjustments and tax impact. This transaction was concluded (still subject to adjustments) on July 27. 2016, as set out in note 33.3.

9.2.       Termination of the contract for the sale of Bijupirá and Salema fields (BJS)

On February 26, 2016, Petro Rio S.A. terminated the contracts signed with the Company on July 1, 2015, for the sale of a 20% interest in Bijupirá and Salema concessions (BJS) and in the Dutch joint operation BJS Oil Operations B.V. (BJSOO BV). Accordingly, the amounts related to these fields were reclassified from assets and liabilities held for sale back to property, plant and equipment (US$ 148) and to provision for decommissioning costs (US$ 126), respectively, plus interest.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Due to the aforementioned reclassification, the respective assets were depreciated based on their historical data and their recoverable amounts were reassessed. As a result, the Company recognized an impairment loss as set out in note 13.

9.3.       Assets classified as held for sale

					06.30.2016	12.31.2015
	E&P	RTM	Gas & Power	Others	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	20	−	1	69	90	3
Trade receivables	26	55	185	46	312	11
Inventories	33	151	8	10	202	−
Investments	228	16	34	30	308	−
Property, plant and equipment	828	112	49	53	1,042	139
Others	136	12	51	9	208	(1)
Total	1,271	346	328	217	2,162	152
Liabilities on assets classified as held for sale (*)
Trade Payables	24	26	17	5	72	−
Finance debt	−	−	−	315	315	125
Provision for decommissioning costs	106	−	−	−	106	−
Others	269	80	30	173	552	−
Total	399	106	47	493	1,045	125

(*) As of June 30, 2016, the amounts mainly refer to assets and liabilities transferred by the disposal of the entire interest in PPSL, which owns 67.19% of PESA.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10.        Investments

10.1.   Investments in associates and joint ventures

	Balance at 12.31.2015	Investments	Share of results in investments (*)	CTA	OCI	Dividends	Restructu ring, capital decrease and others	Balance at 06.30.2016
Petrobras Oil & Gas B.V. - PO&G	1,545	-	3	(1)	-	(50)	-	1,497
Braskem	805	-	117	214	291	(26)	-	1,401
State-controlled natural gas distributors	251	-	26	55	-	(21)	-	311
Investees in Venezuela	218	-	(2)	2	-	-	(218)	-
Guarani S.A.G	194	71	3	40	66	-	(26)	348
Nova Fronteira Bionergia	119	-	14	29	-	-	-	162
Other petrochemical investees	45	-	8	11	-	-	-	64
Compañia Mega S.A. - MEGA	45	-	15	(2)	-	(31)	-	27
Compañia de Inversiones de Energia S.A. - CIESA	44	-	3	(4)	-	(1)	(42)	-
UEG Araucária	43	-	(3)	10	-	(7)	-	43
Other associates	206	12	28	9	(2)	(14)	(26)	213
Other investees	12	-	-	1	-	-	(1)	12
Total	3,527	83	212	364	355	(150)	(313)	4,078

(*) The amount of US$ 3 related to PESA investees classified as assets held for sale is not included.

10.2.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
	06.30.2016	12.31.2015	Type	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Company
Indirect subsidiary
Petrobras Argentina S.A. (*)	−	1,356,792	Common	−	0.61	−	827
							827

Associate
Braskem S.A.	212,427	212,427	Common	4.98	4.07	1,059	866
Braskem S.A.	75,762	75,762	Preferred A	5.93	7.07	450	536
						1,509	1,402

(*) Transferred to assets classified as held for sale in May 2016 as set out in note 9.1.

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of June 30, 2016 the quoted market value of the Company’s investment in Braskem was US$ 1,509 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, on December 31, 2015, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s consolidated financial statements for the year ended December 31, 2015.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.        Property, plant and equipment

11.1.        By class of assets

	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total
Balance at January 1, 2015	8,035	97,996	52,943	59,756	218,730
Additions	210	1,296	18,349	512	20,367
Additions to / review of estimates of decommissioning costs	-	-	-	4,147	4,147
Capitalized borrowing costs	-	-	1,768	-	1,768
Write-offs	(8)	(56)	(1,797)	(407)	(2,268)
Transfers	1,153	8,726	(16,477)	8,468	1,870
Depreciation, amortization and depletion	(468)	(6,374)	-	(4,596)	(11,438)
Impairment recognition	(238)	(3,837)	(3,008)	(5,220)	(12,303)
Impairment reversal	-	11	5	23	39
Cumulative translation adjustment	(2,584)	(23,869)	(14,173)	(18,989)	(59,615)
Balance at December 31, 2015	6,100	73,893	37,610	43,694	161,297
Cost	8,595	112,307	37,610	67,220	225,732
Accumulated depreciation, amortization and depletion	(2,495)	(38,414)	-	(23,526)	(64,435)
Balance at December 31, 2015	6,100	73,893	37,610	43,694	161,297
Additions	1	526	5,758	100	6,385
Additions to / review of estimates of decommissioning costs	-	-	-	9	9
Capitalized borrowing costs	-	-	794	-	794
Write-offs	(1)	(9)	(553)	(36)	(599)
Transfers (***)	390	4,378	(7,595)	2,444	(383)
Depreciation, amortization and depletion	(184)	(3,526)	-	(2,855)	(6,565)
Impairment recognition	-	(8)	(321)	(80)	(409)
Impairment reversal	-	6	-	-	6
Cumulative translation adjustment	1,304	11,112	5,496	8,844	26,756
Balance at June 30, 2016	7,610	86,372	41,189	52,120	187,291
Cost	10,724	133,544	41,189	81,952	267,409
Accumulated depreciation, amortization and depletion	(3,114)	(47,172)	-	(29,832)	(80,118)
Balance at June 30, 2016	7,610	86,372	41,189	52,120	187,291
Weighted average of useful life in years	40 (25 to 50 ) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 28 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) Includes US$ 1,073 transferred to assets classified as held for sale due to the disposal of PESA, as set out in note 9.1.

As of June 30, 2016, property, plant and equipment include assets under finance leases of US$ 58 (US$ 48 as of December 31, 2015).

11.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years subject to certain conditions. As of June 30, 2016, the Company’s

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

property, plant and equipment includes the amount of US$ 23,306 related to the Assignment Agreement (US$ 19,158 as of December 31, 2015).

Petrobras has already declared commerciality in fields of all six blocks in the scope of this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that the review procedures of the agreement will commence immediately after the declaration of commerciality for each area and must be based on independent technical appraisal reports. The review of the Assignment Agreement will be concluded after the review of all the areas. However, no specific date has been established for the review procedures to be concluded.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred through the exploration stage and estimated costs and production levels included in the independent technical appraisal reports. The review of the Assignment Agreement may result in changes in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

The appraisal assumptions for the blocks in the scope of the Assignment Agreement are still under negotiation with the Brazilian Federal Government and the final amount to be established for this Agreement still lacks: (i) assumptions validation; (ii) independent technical appraisal reports and (iii) the outcome of the negotiations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

			Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2015	3,592	119	432	366	4,509
Addition	17	22	78	-	117
Capitalized borrowing costs	-	-	5	-	5
Write-offs	(163)	-	(2)	-	(165)
Transfers	71	6	11	-	88
Amortization	(23)	(33)	(97)	-	(153)
Impairment recognition	(32)	-	-	-	(32)
Cumulative translation adjustment	(1,024)	(34)	(137)	(82)	(1,277)
Balance at December 31, 2015	2,438	80	290	284	3,092
Cost	2,696	435	963	284	4,378
Accumulated amortization	(258)	(355)	(673)	-	(1,286)
Balance at December 31, 2015	2,438	80	290	284	3,092
Addition	4	7	25	-	36
Capitalized borrowing costs	-	-	2	-	2
Write-offs	(5)	-	(1)	-	(6)
Transfers	5	1	3	(25)	(16)
Amortization	(11)	(15)	(48)	-	(74)
Cumulative translation adjustment	464	12	58	39	573
Balance at June 30, 2016	2,895	85	329	298	3,607
Cost	3,113	529	1,196	298	5,136
Accumulated amortization	(218)	(444)	(867)	-	(1,529)
Balance at June 30, 2016	2,895	85	329	298	3,607
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

13.        Impairment

The Company’s assets are tested for impairment on December 31, annually, or when there is an indication that their carrying amount may not be recoverable.

In the first half of 2016, impairment losses (net of reversals) were recognized as other expenses, net, in the amount of US$ 412, mainly due to:

a) COMPERJ – Reassessment of this project that confirmed its postponement until December 2020 (first refining unit) with continuous efforts to seek new partnerships to its resumption. The construction of Comperj facilities related to natural gas processing plant (UPGN) will be continued, since they are part of the transport and processing of natural gas from the pre-salt layer in Santos Basin infrastructure. However, the estimated costs and period of time to complete these facilities constructions were revised and, therefore, the Company recognized an impairment charge of the project remaining balance (US$ 320) as of June 30, 2016.

b) Bijupirá and Salema –due to the termination of the sale contract of these fields on February 26, 2016, their related assets and liabilities, previously classified as held for sale, were reclassified, triggering reassessments of the respective recoverable amounts. Accordingly, an impairment charge of US$ 82 was recognized.

In the first half of 2015, considering changes in circumstances and projections, projects removed from the 2015-2019 Business and Management Plan were also removed from their cash-generating units as previously set out in the Company’s financial statements for the year ended December 31, 2014 (when those assets had not suffered impairment losses).

Based on the assessment of the recoverable amount of such assets (tested for impairment individually), an impairment charge of US$ 419 was recognized as other expenses in the second quarter of 2015, mainly for: (i) Nitrogen Fertilizer Plant - UFN-V (US$ 190); (ii) RTM assets (US$ 118) and (iii) E&P producing properties in Brazil (several CGUs) and assets held for sale (US$ 81).

14.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2016	12.31.2015
Property plant and equipment
Opening Balance	5,201	7,000
Additions to capitalized costs pending determination of proved reserves	555	2,282
Capitalized exploratory costs charged to expense	(453)	(882)
Transfers upon recognition of proved reserves	(476)	(960)
Cumulative translation adjustment	1,015	(2,239)
Closing Balance	5,842	5,201
Intangible Assets	2,435	2,048
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	8,277	7,249
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

Exploration costs recognized in the statement of income	Jan-Jun/2016	Jan-Jun/2015
Geological and geophysical expenses	191	230
Exploration expenditures written off (includes dry wells and signature bonuses)	499	555
Other exploration expenses	71	20
Total expenses	761	805

Cash used in :	Jan-Jun/2016	Jan-Jun/2015
Operating activities	215	250
Investment activities	597	1,665
Total cash used	812	1,915

15.        Trade payables

	06.30.2016	12.31.2015
Third parties in Brazil	3,080	3,331
Third parties abroad	2,095	2,566
Related parties	383	476
Balance on current liabilities	5,558	6,373

16.        Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default on June, 30 2016 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

A roll-forward schedule of non-current debt is set out as follows:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2015	−	29,288	1,301	28	30,617
Additions (new funding obtained)	−	4,918	989	−	5,907
Interest incurred during the period	−	289	−	−	289
Foreign exchange/inflation indexation charges	−	3,001	80	2	3,083
Transfer from long-term to short-term	−	(2,389)	(149)	(4)	(2,542)
Cumulative translation adjustment (CTA)	−	(10,410)	(496)	(9)	(10,915)
Balance as of December 31, 2015	−	24,697	1,725	17	26,439
Abroad
Opening balance at January 1, 2015	5,244	29,898	53,810	649	89,601
Additions (new funding obtained)	163	5,753	2,045	−	7,961
Interest incurred during the period	5	34	48	8	95
Foreign exchange/inflation indexation charges	442	1,342	(1,092)	56	748
Transfer from long-term to short-term	(767)	(4,183)	(5,770)	(45)	(10,765)
Cumulative translation adjustment (CTA)	(442)	(1,877)	(222)	(56)	(2,597)
Balance as of December 31, 2015	4,645	30,967	48,819	612	85,043
Total Balance as of December 31, 2015	4,645	55,664	50,544	629	111,482
Non-current
In Brazil
Opening balance at January 1, 2016	−	24,697	1,725	17	26,439
Additions (new funding obtained)	−	169	−	−	169
Interest incurred during the period	−	138	−	−	138
Foreign exchange/inflation indexation charges	−	(1,508)	34	1	(1,473)
Transfer from long-term to short-term	−	(1,407)	(57)	(1)	(1,465)
Cumulative translation adjustment (CTA)	−	4,836	368	4	5,208
Balance as of June 30, 2016	−	26,925	2,070	21	29,016
Abroad
Opening balance at January 1, 2016	4,645	30,967	48,819	612	85,043
Additions (new funding obtained)	−	1,004	6,706	−	7,710
Interest incurred during the period	2	8	25	4	39
Foreign exchange/inflation indexation charges	(173)	(1,078)	(170)	(24)	(1,445)
Transfer from long-term to short-term	(359)	(901)	(7,094)	(24)	(8,378)
Transfer to liabilities associated with assets classified as held for sale	−	−	(302)	−	(302)
Cumulative translation adjustment (CTA)	180	777	(218)	26	765
Balance as of June 30, 2016	4,295	30,777	47,766	594	83,432
Total Balance as of June 30, 2016	4,295	57,702	49,836	615	112,448

Current				06.30.2016	12.31.2015
Short-term debt				300	1,523
Current portion of long-term debt				9,553	11,500
Accrued interest				1,498	1,660
Total				11,351	14,683

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.1.   Summarized information on current and non-current finance debt

Maturity in	2016	2017	2018	2019	2020	2021 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	2,179	2,002	2,471	4,170	5,849	8,009	24,680	22,576
Floating rate debt	1,789	1,559	2,007	3,718	5,417	6,048	20,538
Fixed rate debt	390	443	464	452	432	1,961	4,142
Average interest rate	14.4%	14.3%	12.4%	11.6%	10.7%	9.9%	11.4%

Financing in U.S.Dollars (US$):	3,371	5,216	9,259	17,038	9,681	35,575	80,140	72,501
Floating rate debt	1,917	3,993	7,879	12,229	5,697	9,107	40,822
Fixed rate debt	1,454	1,223	1,380	4,809	3,984	26,468	39,318
Average interest rate	4.3%	3.7%	3.4%	4.0%	4.5%	5.9%	4.8%

Financing in R$ indexed to US$:	530	705	704	701	701	5,422	8,763	8,335
Floating rate debt	12	23	22	19	19	35	130
Fixed rate debt	518	682	682	682	682	5,387	8,633
Average interest rate	8.5%	7.0%	7.1%	7.0%	7.1%	7.0%	7.1%

Financing in Pound Sterling (£):	79	−	−	−	−	2,268	2,347	1,851
Fixed rate debt	79	−	−	−	−	2,268	2,347
Average interest rate	5.9%	−	−	−	−	6.1%	6.1%

Financing in Japanese Yen (¥):	458	101	100	−	−	−	659	656
Floating rate debt	50	100	100	−	−	−	250
Fixed rate debt	408	1	−	−	−	−	409
Average interest rate	1.8%	0.5%	0.4%	−	−	−	1.4%

Financing in Euro (€):	128	12	1,595	1,441	210	3,817	7,203	6,455
Floating rate debt	13	12	12	12	167	−	216
Fixed rate debt	115	−	1,583	1,429	43	3,817	6,987
Average interest rate	2.9%	1.7%	3.8%	3.9%	4.2%	4.4%	4.1%

Financing in other currencies:	−	7	−	−	−	−	7	7
Fixed rate debt	−	7	−	−	−	−	7
Average interest rate	−	14.0%	−	−	−	−	14.0%

Total as of June 30, 2016	6,745	8,043	14,129	23,350	16,441	55,091	123,799	112,381
Average interest rate	7.7%	6.6%	5.2%	5.4%	6.8%	6.5%	6.3%

Total as of December 31, 2015	14,683	11,397	16,091	22,596	15,537	45,861	126,165	98,600
Average interest rate	5.9%	6.4%	5.6%	5.8%	6.9%	6.7%	6.3%

* The average maturity of outstanding debt as of June 30, 2016 is 7.30 years (7.14 years as of December 31, 2015).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable, amounting to US$ 46,430 as of June 30, 2016. When a quoted price for an identical liability is not available, the finance debt is fair valued by a discounted cash flow based on a theoretical curve derived from the yield curve of the Company's most liquid bonds (level 2), amounting to US$ 65,951 as of June 30, 2016.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

16.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first half of 2016 the capitalization rate was 5.38% p.a. (4.93% p.a. in the first half of 2015).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.3.   Lines of credit

						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	-	1,500
PGT BV	UKEF - JPMORGAN	12/17/2015	12/22/2016	500	238	262
Total				2,000	238	1,762

In Brazil
Petrobras	BNDES	7/31/2013	7/15/2016	156	153	3
Petrobras	FINEP	4/16/2014	12/26/2017	79	55	24
PNBV	BNDES	9/3/2013	3/26/2018	3,077	629	2,448
Transpetro	BNDES	1/31/2007	Not defined	1,599	185	1,414
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	110	50	60
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	109	−	109
Total				5,130	1,072	4,058

16.4.   Collateral

Most of the Company’s debt is unsecured, however, collateral is granted to financial institutions if required. There are also certain debts agreements of the subsidiary Petrobras Distribuidora are based on the Company’s future exports.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Certain wholly-owned subsidiaries issue securities that are fully and unconditionally guaranteed by Petrobras ( as set out in note 34).

The global notes issued by the Company in the international capital market through its wholly-owned subsidiary Petrobras Global Trading – PGF are unsecured global notes, however Petrobras fully, unconditionally and irrevocably guarantees these notes. In addition, there were no changes in the structure of collateralization with respect to the last global notes offering in the international capital market occurred in May 2016.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.        Leases

17.1.   Future minimum lease payments / receipts – finance leases

			Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2016	122	(76)	46	25	(8)	17
2017 - 2020	786	(451)	335	111	(46)	65
2021 and thereafter	1,566	(446)	1,120	240	(199)	41
As of June 30, 2016	2,474	(973)	1,501	376	(253)	123
Current			81			25
Non-current			1,420			98
As of June 30, 2016			1,501			123
Current (*)			66			19
Non-current (*)			1,393			78
As of December 31, 2015			1,459			97

(*) For comparative purposes, the present value of payments in the amount of US$ 7 was reclassified from trade payables in current liabilities and the amount of US$ 46 was reclassified from others in non-current liabilities.

17.2.   Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

2016	6,649
2017 - 2020	33,424
2021 and thereafter	60,615
As of June 30, 2016	100,688

As of December 31, 2015	99,194

As of June 30, 2016, the balance of estimated future minimum lease payments under operating leases includes US$ 56,438 (US$ 60,628 as of December 31, 2015) with respect to assets under construction, for which the lease term has not commenced.

In the first half of 2016, the Company recognized expenditures of US$ 4,856 (US$ 5,233 in the first half of 2015) for operating leases installments.

18.        Related-party transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

18.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the following table:

	Jan-Jun/2016		06.30.2016	Jan-Jun/2015		12.31.2015
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	870	234	72	1,763	255	72
Petrochemical companies	1,582	141	34	2,118	144	45
Other associates and joint ventures	214	123	377	308	134	453
Subtotal	2,666	498	483	4,189	533	570
Government entities
Government bonds	60	898	-	213	1,115	-
Banks controlled by the Federal Government	(1,634)	3,665	27,429	(1,871)	2,607	24,336
Receivables from the Electricity sector (note 7.4)	470	4,879	7	1,016	3,415	-
Petroleum and alcohol account - receivables Fed. government	2	269	-	2	219	-
Others	72	397	312	23	306	316
Subtotal	(1,030)	10,108	27,748	(617)	7,662	24,652
Pension plans	-	75	55	-	36	110
Total	1,636	10,681	28,286	3,572	8,231	25,332
Revenues, mainly sales revenues	2,986	-	-	5,064	-	-
Foreign exchange and inflation indexation charges, net	(242)	-	-	(670)	-	-
Finance income (expenses), net	(1,108)	-	-	(822)	-	-
Current assets	-	2,907	-	-	2,255	-
Non-current assets	-	7,774	-	-	5,976	-
Current liabilities	-	-	4,556	-	-	3,248
Non-current liabilities	-	-	23,730	-	-	22,084
Total	1,636	10,681	28,286	3,572	8,231	25,332

18.2.   Compensation of employees and officers

The total compensation of Petrobras’ key management is set out as follows:

		Jan-Jun/ 2016			Jan-Jun/ 2015
		Board
	Officers	(members and alternates)	Total	Officers	Board	Total
Wages and short-term benefits	1.6	0.2	1.8	2.3	0.2	2.5
Social security and other employee-related taxes	0.5	-	0.5	0.6	-	0.6
Post-employment benefits (pension plan)	0.2	-	0.2	0.2	-	0.2
Total compensation recognized in the statement of income	2.3	0.2	2.5	3.1	0.2	3.3
Total compensation paid	2.3	0.2	2.5	3.1	0.2	3.3
Average number of members in the period (*)	7.50	13.00	20.50	8.00	9.83	17.83
Average number of paid members in the period (**)	7.50	10.67	18.17	8.00	8.83	16.83

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first half of 2016 the board members and officers of the Petrobras group received US$ 10.3 as compensation (US$ 10.5 in the first half of 2015).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board members and, therefore, has not been classified under compensation of Petrobras’ key management.

The alternates of Board members, who were also members of these committees up to April 2016, received the amount of US$ 14 thousand as compensation in 2016 (US$ 17 thousand including related charges).

19.        Provision for decommissioning costs

Non-current liabilities	06.30.2016	12.31.2015
Opening balance	9,150	8,267
Adjustment to provision	9	4,493
Transfers related to liabilities held for sale (*)	17	(125)
Payments made	(431)	(1,242)
Interest accrued	308	231
Others	(43)	121
Cumulative translation adjustment	1,965	(2,595)
Closing balance	10,975	9,150

(*) Includes US$ 126 related to the termination of sales contract of Bijupira and Salema fields in February 2016 and US$ 109 transferred pursuant to the sale of the subsidiary PESA.

20.        Taxes

20.1.   Income taxes and other taxes

Income taxes	Current assets		Current liabilities
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Taxes in Brazil	769	959	196	62
Taxes abroad	6	24	12	43
Total	775	983	208	105

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2016	12.31.2015	06.30.2016	12.31.2015	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Taxes in Brazil
Current / Deferred ICMS (VAT)	1,031	807	741	605	1,122	1,045	−	−
Current / Deferred PIS and COFINS (taxes on revenues)	864	746	2,486	2,026	391	487	−	−
CIDE	−	18	−	−	114	115	−	−
Production taxes	−	−	−	−	761	622	−	−
Withholding income taxes	−	−	−	−	379	435	−	15
REFIS and PRORELIT	−	−	−	−	−	274	−	11
Others	203	150	168	184	362	244	−	−
Total in Brazil	2,098	1,721	3,395	2,815	3,129	3,222	−	26
Taxes abroad	20	44	11	6	49	143	−	−
Total	2,118	1,765	3,406	2,821	3,178	3,365	−	26

(*) Other non-current taxes are classified as others non-current liabilities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.2.   Brazilian Tax Law

On December 30, 2015, the state of Rio de Janeiro enacted two laws that increased the tax burden on the oil industry as of March 2016, as follows:

•      Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•      Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally sustainable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP - Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, aiming to avoid the respective tax burden on it.

The Brazilian Supreme Court is currently analyzing the ABEP request for formal injunctions in both actions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.3.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

	Property, Plant and Equipment
	Oil and gas exploration costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee Benefits	Others	Total
Balance at January 1, 2015	(13,647)	(224)	3,823	(592)	526	5,718	490	2,022	(141)	(2,025)
Recognized in the statement of income for the year	(1,284)	1,382	(525)	44	471	2,166	42	(157)	(96)	2,043
Recognized in shareholders’ equity	−	14	6,490	(14)	−	(152)	−	(14)	65	6,389
Cumulative translation adjustment	4,608	223	(2,275)	206	(204)	(2,019)	(182)	(645)	180	(108)
Use of tax credits - REFIS and PRORELIT	−	−	−	−	−	(521)	−	−	−	(521)
Others	−	(104)	100	6	(1)	23	3	(7)	(14)	6
Balance at December 31, 2015	(10,323)	1,291	7,613	(350)	792	5,215	353	1,199	(6)	5,784
Recognized in the statement of income for the period	618	(819)	209	23	140	582	(85)	110	(50)	728
Recognized in shareholders’ equity	−	−	(4,487)	−	−	(3)	−	−	−	(4,490)
Cumulative translation adjustment	(2,139)	112	981	(78)	198	1,201	59	264	(4)	594
Others (**)	−	53	4	−	10	−	−	(12)	23	78
Balance at June 30, 2016	(11,844)	637	4,320	(405)	1,140	6,995	327	1,561	(37)	2,694
Deferred tax assets										6,016
Deferred tax liabilities										(232)
Balance at December 31, 2015										5,784
Deferred tax assets										2,938
Deferred tax liabilities										(244)
Balance at June 30, 2016										2,694

(*) Mainly includes impairment adjustments and capitalized borrowing costs.
(**) Includes US$ 82 transferred to liabilities associated with assets held for sale due to the disposal of subsidiary PESA.

The Company recognizes the deferred tax assets based on projections of taxable profits in future periods that are revised annually. The deferred tax assets will be realized in a ten years perspective to the extent of provisions realization and final resolution of future events, both based on Business and Management Plan – BMP assumptions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.4.   Reconciliation between statutory tax rate and effective tax expense rate

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Jan-Jun/2016	Jan-Jun/2015
Income before income taxes	394	3,802
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(133)	(1,293)
Adjustments to arrive at the effective tax rate:	−	−
· Different jurisdictional tax rates for companies abroad	270	399
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(131)	(357)
· Tax incentives	23	4
· Tax loss carryforwards (unrecognized tax losses)	(101)	(145)
· Non-taxable income (non-deductible expenses), net (**)	(143)	(510)
· Others	(19)	(24)
Income taxes benefit (expense)	(234)	(1,926)
Deferred income taxes	728	(1,289)
Current income taxes	(962)	(637)
	(234)	(1,926)

Effective tax rate of income taxes	59.4%	50.7%

(*) Relates to Brazilian income taxes on earnings of offshore investees generated up to the first half of 2016, as established by Law No. 12,973/2014.

(**) Includes results in equity-accounted investments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.        Employee benefits (Post-Employment)

21.1.   Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statement for the year ended December 31, 2015 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the pension and medical defined benefits to employees are set out as follows:

	Pension Plans		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Balance at January 1, 2015	7,874	287	9,019	107	17,287
(+) Remeasurement effects recognized in OCI	152	(180)	92	(11)	53
(+) Costs incurred in the year	878	64	991	27	1,960
(-) Contributions paid	(193)	−	(349)	(7)	(549)
(-) Payments related to the Term of Financial Commitment (TFC)	(165)	−	−	−	(165)
Others	−	−	−	10	10
Cumulative translation adjustment	(2,609)	(100)	(3,000)	(37)	(5,746)
Balance at December 31, 2015	5,937	71	6,753	89	12,850
Current	368	−	285	2	655
Non-current	5,569	71	6,468	87	12,195
Balance at December 31, 2015	5,937	71	6,753	89	12,850
(+)Costs incurred in the period	482	16	573	17	1,088
(-) Contributions paid	(83)	−	(154)	(5)	(242)
(-) Payments related to the Term of Financial Commitment (TFC)	(95)	−	−	−	(95)
Others	−	−	−	(46)	(46)
Cumulative translation adjustment	1,338	17	1,526	14	2,895
Balance at June 30, 2016	7,579	104	8,698	69	16,450
Current	451	−	345	2	798
Non-current	7,128	104	8,353	67	15,652
Balance at June 30, 2016	7,579	104	8,698	69	16,450

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Pension Plans		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Current service cost	39	10	61	4	114
Net interest cost over net liabilities / (assets)	443	6	512	13	974
Net costs for Jan-Jun/2016	482	16	573	17	1,088
Related to active employees:
Included in the cost of sales	119	8	131	1	259
Included in operating expenses	61	6	76	16	159
Related to retired employees	302	2	366	−	670
Net costs for Jan-Jun/2016	482	16	573	17	1,088
Net costs for Jan-Jun/2015	489	42	591	14	1,136

As of June 30, 2016, the Company had pledged crude oil and/or oil products totaling US$ 1,951, which have been reviewed, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (US$ 1,719 as of December 31, 2015).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In the first half of 2016, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 113 (US$ 145 in the first half of 2015) recognized in the results of the period.

21.2.   Voluntary Separation Incentive Plan

Since February 2014, the Company has implemented voluntary separation incentive plans aiming to adjust the size of the workforce and to achieve cost optimization as set out in the Business and Management Plan, as described below:

•      Petrobras (PIDV 2014) – the enrollment period occurred from February 12 to March 31, 2014. This plan was re-opened for eligible employees from November 30 to December 18, 2015 and, as a result, 6,779 separations of 7,219 total enrollments were made up to June 30, 2016.

•      Petrobras Distribuidora S.A. (PIDV BR 2014) – the enrollment period occurred from February 12 to March 31, 2014 and, as a result, 656 separations of 658 total enrollments were made up to June 30, 2016.

•      Petrobras Distribuidora S.A. (PIDV BR 2015) – the enrollment period occurred from October 13 to December 31, 2015 and, as a result, 316 separations of 317 total enrollments were made up to June 30, 2016.

•      Petrobras PIDV 2016 – the enrollment period is from April 1, 2016 to August 31, 2016. The PIDV 2016 is open to all employees and the recognition of the provision for expenditure on this plan will occur proportionally to the enrollment of the workforce. As of June 30, 4,087 employees have enrolled to this program and 662 separations were made.

Therefore, 8,413 voluntary separations of employees who enrolled in these plans were made as of June 30, 2016.

Changes in the provision during the first half of 2016 are set out as follows:

Balance as of December 31,2015	199
New enrolments PIDV Petrobras 2016	346
Revision of provisions	(2)
Separations in the period	(148)
Cumulative translation adjustment	(8)
Balance as of June 30, 2016	387
Current	387
Non-current	−

22.        Shareholders’ equity

22.1.   Share capital (net of share issuance costs)

As of June 30, 2016 subscribed and fully paid share capital was US$ 107,380 and share issuance costs were US$ 279, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.   Other comprehensive income

In the first half of 2016 the Company recognized the following charges, mainly as a result of a 17.8% appreciation of the Brazilian Real against the U.S. dollar:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

-       Cumulative translation adjustment of US$ 10,462; and

-       Foreign exchange variation gains of US$ 13,199 (US$ 8,712 after taxes and amounts reclassified to the statement of income) recognized in the Company's shareholders' equity during the first half of 2016, as a result of its cash flow hedge accounting policy. The cumulative balance of foreign exchange variation losses as of June 30, 2016 was US$ 17,539 (US$ 11,576 after taxes), as set out in note 31.2.

22.3.   Earnings (losses) per share

	Jan-Jun/2016	Jan-Jun/2015
Net income (loss) attributable to shareholders of Petrobras	(212)	2,033
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings (losses) per common and preferred share (US$ per share)	(0.02)	0.16

23.        Sales revenues

	Jan-Jun/2016	Jan-Jun/2015
Gross sales	48,750	65,124
Sales taxes (*)	(10,441)	(13,136)
Sales revenues (**)	38,309	51,988
Diesel	12,411	16,391
Automotive gasoline	7,721	8,790
Jet fuel	1,177	1,796
Liquefied petroleum gas	1,395	1,515
Naphtha	1,086	1,431
Fuel oil (including bunker fuel)	555	1,408
Other oil products	1,534	1,924
Subtotal oil products	25,879	33,255
Natural gas	1,937	3,215
Ethanol, nitrogen products and renewables	1,785	1,947
Electricity, services and others	1,318	2,731
Domestic market	30,919	41,148
Exports	3,239	5,080
Sales abroad(***)	4,151	5,760
Foreign market	7,390	10,840
Sales revenues (**)	38,309	51,988

(*) Includes, mainly, CIDE, PIS, COFINS and ICMS.
(**) Sales revenues by business segment are set out in note 28.
(***) Sales revenues from operations outside of Brazil, other than exports.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24.        Other expenses, net

	Jan-Jun/ 2016	Jan-Jun/ 2015
Unscheduled stoppages and pre-operating expenses	(1,130)	(603)
Pension and medical benefits - retirees	(670)	(638)
Gains / (losses) related to legal, administrative and arbitration proceedings	(700)	(260)
Impairment (losses) / reversals	(412)	(419)
Voluntary Separation Incentive Plan - PIDV	(346)	(27)
Institutional relations and cultural projects	(116)	(243)
Gains / (losses) on disposal/write-offs of assets, areas returned and cancelled projects	(65)	71
Operating expenses with thermoelectric power plants	(59)	(64)
Health, safety and environment	(42)	(51)
Losses on fines	(40)	(251)
Amounts recovered – “overpayments incorrectly capitalized”	23	51
Government grants	77	6
Agreement of Ship/Take or Pay (SOP) with gas distributors	102	93
Reimbursements from E&P partnership operations	302	160
Others	131	113
Total	(2,945)	(2,062)

25.        Costs and Expenses by nature

	Jan-Jun/2016	Jan-Jun/2015
Raw material and products for resale	(9,537)	(17,469)
Materials, third-party services, freight, rent and other related costs	(7,894)	(9,839)
Depreciation, depletion and amortization	(6,639)	(5,913)
Employee compensation	(4,440)	(5,167)
Production taxes	(1,960)	(3,530)
Unscheduled stoppages and pre-operating expenses	(1,130)	(603)
(Losses) /Gains on legal, administrative and arbitration proceedings	(700)	(260)
Exploration expenditures written off (includes dry wells and signature bonuses)	(499)	(555)
Allowance for impairment of trade receivables	(338)	12
Other taxes	(266)	(1,552)
Impairment (losses) / reversals	(412)	(419)
Institutional relations and cultural projects	(116)	(243)
Health, safety and environment	(42)	(51)
Gains / (losses) on disposal/write-offs of assets, areas returned and cancelled projects	(65)	71
Changes in inventories	(162)	1,098
Amounts recovered – “overpayments incorrectly capitalized”	23	51
Total	(34,177)	(44,369)
In the Statement of income
Cost of sales	(26,434)	(35,841)
Selling expenses	(2,010)	(1,867)
General and administrative expenses	(1,488)	(1,846)
Exploration costs	(761)	(805)
Research and development expenses	(273)	(396)
Other taxes	(266)	(1,552)
Other expenses, net	(2,945)	(2,062)
Total	(34,177)	(44,369)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

26.        Net finance income (expense)

	Jan-Jun/2016	Jan-Jun/2015
Debt interest and charges	(3,653)	(3,316)
Foreign exchange gains (losses) and inflation indexation charges on net debt (*)	(1,523)	(1,564)
Income from investments and marketable securities (Brazilian Government Bonds)	247	320
Financial result on net debt	(4,929)	(4,560)
Capitalized borrowing costs	796	923
Gains (losses) on derivatives	(67)	(94)
Interest income from marketable securities	5	25
Other foreign exchange gains (losses) and indexation charges, net	466	261
Other finance expenses and income, net	(221)	(487)
Net finance income (expenses)	(3,950)	(3,932)
Income	445	456
Expenses	(3,321)	(3,099)
Foreign exchange gains (losses) and inflation indexation charges	(1,074)	(1,289)
Total	(3,950)	(3,932)

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

27.        Supplemental information on statement of cash flows

	Jan-Jun/2016	Jan-Jun/2015
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	536	613

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	22	58
Provision/(reversals) for decommissioning costs	9	(18)
Use of deferred tax and judicial deposit for the payment of contingency	44	53

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.        Segment information

The Extraordinary General Meeting held on April 28, 2016 approved adjustments to the Company’s organization structure and governance and management model, aiming to align the organization with the new conditions faced by the oil and gas industry and to prioritize profitability and capital discipline. The new model does not propose discontinuing operations, however, it does consider merge of operations.

The current business segment information is reported in a manner in which the Company’s senior management assesses business performances, as well as makes decisions regarding investments and resources allocation. Due to adjustments in the organization structure and governance and management model, the Company may reassess its business segment report in order to improve management business analysis.

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Consolidated assets by Business Area - 06.30.2016

Current assets	6,037	11,176	1,674	56	2,695	24,792	(5,109)	41,321
Non-current assets	137,723	43,785	19,512	656	3,592	8,821	(459)	213,630
Long-term receivables	7,563	3,144	1,181	4	1,119	6,051	(408)	18,654
Investments	1,532	1,481	480	541	37	7	−	4,078
Property, plant and equipment	126,063	38,951	17,515	111	2,194	2,508	(51)	187,291
Operating assets	92,227	34,330	15,578	99	1,866	2,053	(51)	146,102
Under construction	33,836	4,621	1,937	12	328	455	−	41,189
Intangible assets	2,565	209	336	−	242	255	−	3,607
Total Assets	143,760	54,961	21,186	712	6,287	33,613	(5,568)	254,951

Consolidated assets by Business Area - 12.31.2015

Current assets	3,639	9,027	2,663	45	2,299	28,866	(3,111)	43,428
Non-current assets	120,157	36,465	16,806	437	2,972	10,589	(333)	187,093
Long-term receivables	6,467	2,384	1,358	3	859	8,398	(292)	19,177
Investments	1,807	879	456	343	34	8	−	3,527
Property, plant and equipment	109,724	33,032	14,674	91	1,868	1,949	(41)	161,297
Operating assets	79,585	28,803	12,193	81	1,581	1,485	(41)	123,687
Under construction	30,139	4,229	2,481	10	287	464	−	37,610
Intangible assets	2,159	170	318	−	211	234	−	3,092
Total Assets	123,796	45,492	19,469	482	5,271	39,455	(3,444)	230,521

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Jun/2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	14,495	29,517	4,613	120	13,353	−	(23,789)	38,309
Intersegments	13,772	8,556	1,143	115	203	−	(23,789)	−
Third parties	723	20,961	3,470	5	13,150	−	−	38,309
Cost of sales	(11,483)	(21,928)	(3,533)	(133)	(12,343)	−	22,986	(26,434)
Gross profit (loss)	3,012	7,589	1,080	(13)	1,010	−	(803)	11,875
Income (expenses)	(2,384)	(1,702)	(543)	(38)	(947)	(2,183)	54	(7,743)
Selling	(79)	(901)	(410)	(1)	(663)	(14)	58	(2,010)
General and administrative	(175)	(194)	(103)	(12)	(119)	(885)	−	(1,488)
Exploration costs	(761)	−	−	−	−	−	−	(761)
Research and development	(119)	(27)	(8)	(1)	−	(118)	−	(273)
Other taxes	(33)	(35)	(106)	(2)	(23)	(67)	−	(266)
Other expenses, net	(1,217)	(545)	84	(22)	(142)	(1,099)	(4)	(2,945)
Net income / (loss) before financial results and income taxes	628	5,887	537	(51)	63	(2,183)	(749)	4,132
Net finance income (expenses)	−	−	−	−	−	(3,950)	−	(3,950)
Share of earnings in equity-accounted investments	4	149	56	(2)	5	−	−	212
Net income / (loss) before income taxes	632	6,036	593	(53)	68	(6,133)	(749)	394
Income taxes	(211)	(2,001)	(182)	17	(22)	1,911	254	(234)
Net income (loss)	421	4,035	411	(36)	46	(4,222)	(495)	160
Net income (loss) attributable to:
Shareholders of Petrobras	464	4,094	350	(36)	46	(4,635)	(495)	(212)
Non-controlling interests	(43)	(59)	61	−	−	413	−	372
Net income (loss)	421	4,035	411	(36)	46	(4,222)	(495)	160

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area (*)
	Jan-Jun/2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	20,306	39,737	7,288	103	18,271	−	(33,717)	51,988
Intersegments	19,577	12,603	1,127	98	312	−	(33,717)	−
Third parties	729	27,134	6,161	5	17,959	−	−	51,988
Cost of sales	(13,791)	(32,148)	(6,020)	(114)	(16,844)	−	33,076	(35,841)
Gross profit (loss)	6,515	7,589	1,268	(11)	1,427	−	(641)	16,147
Income (expenses)	(1,733)	(1,712)	(662)	(27)	(992)	(3,517)	115	(8,528)
Selling	(124)	(1,023)	(16)	(2)	(839)	20	117	(1,867)
General and administrative	(218)	(214)	(128)	(17)	(147)	(1,121)	(1)	(1,846)
Exploration costs	(805)	−	−	−	−	−	−	(805)
Research and development	(153)	(64)	(41)	(6)	−	(132)	−	(396)
Other taxes	(48)	(85)	(285)	−	(20)	(1,114)	−	(1,552)
Other expenses, net	(385)	(326)	(192)	(2)	14	(1,170)	(1)	(2,062)
Net income / (loss) before financial results and income taxes	4,782	5,877	606	(38)	435	(3,517)	(526)	7,619
Net finance income (expenses)	−	−	−	−	−	(3,932)	−	(3,932)
Share of earnings in equity-accounted investments	(32)	160	74	(91)	5	(1)	−	115
Net income / (loss) before income taxes	4,750	6,037	680	(129)	440	(7,450)	(526)	3,802
Income taxes	(1,628)	(1,998)	(206)	13	(147)	1,862	178	(1,926)
Net income (loss)	3,122	4,039	474	(116)	293	(5,588)	(348)	1,876
Net income (loss) attributable to:
Shareholders of Petrobras	3,115	4,039	424	(116)	293	(5,374)	(348)	2,033
Non-controlling interests	7	−	50	−	−	(214)	−	(157)
Net income (loss)	3,122	4,039	474	(116)	293	(5,588)	(348)	1,876

(*) For comparative purposes consolidated statement of income by segment for the first half of 2015 is adjusted in accordance with note 4.2 of the consolidated financial statements as of December 31, 2015.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Breakdown of the activities abroad

	Exploration and Production	Refining, Transportation &Marketing	Gas & Power	Distribution

Assets as of 06.30.2016	8,067	1,322	432	806

Statement of income - Jan-Jun/2016

Sales revenues	784	1,680	314	1,721
Intersegments	430	1,360	17	2
Third parties	354	320	297	1,719
Gross profit (loss)	258	51	49	186
Net income (loss) before financial results and income taxes	45	(9)	37	56
Net income (loss) attributable to shareholders of Petrobras	15	(9)	61	53

	Exploration and Production	Refining, Transportation &Marketing	Gas & Power	Distribution

Assets as of 12.31.2015	8,114	1,398	404	783

Statement of income - Jan-Jun/2015

Sales revenues	967	2,322	243	2,166
Intersegments	492	670	17	2
Third parties	475	1,652	226	2,164
Gross profit (loss)	337	168	37	205
Net income (loss) before financial results and income taxes	304	82	23	51
Net income (loss) attributable to shareholders of Petrobras	298	68	43	44

29.        Provisions for legal proceedings

29.1.   Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•      Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay; (iii) individual actions of outsourced employees;

•      Tax claims including claims relating to Brazilian federal and state tax credits applied that were disallowed  and demands relating to the VAT (ICMS) tax collection on jet fuel sales;

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

•      Civil claims relating to losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party, royalties collection over the shale extraction and alleged noncompliance with contractual terms relating to oil rig construction; and

•      Environmental claims regarding fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	06.30.2016	12.31.2015
Non-current liabilities
Labor claims	1,189	851
Tax claims	1,183	791
Civil claims	762	530
Environmental claims	72	72
Other claims	42	3
Total	3,248	2,247

	06.30.2016	12.31.2015
Opening Balance	2,247	1,540
Additions	466	1,490
Use of provision	(198)	(272)
Accruals and charges	195	100
Others	(24)	(13)
Cumulative translation adjustment	562	(598)
Closing Balance	3,248	2,247

29.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	06.30.2016	12.31.2015
Non-current assets
Tax	1,500	1,044
Civil	890	690
Labor	935	684
Environmental	99	78
Others	7	3
Total	3,431	2,499

29.3.   Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings as of June 30, 2016, for which the possibility of loss is not considered remote are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Nature
Tax	37,261
Labor	7,486
Civil - General	8,084
Civil - Environmental	1,905
Others	2
Total	54,738

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: This claim involves lawsuits in different administrative and judicial stages.	10,456
2) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs in 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,849
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,942

4) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of amounts payed to Petros Plan, as well as several expenses occurred in 2007 and 2008, related to employee benefits and Petros.

Current status: This claim involves lawsuits in different administrative and judicial stages.	2,425
5) Income from subsidiaries and associates located outside Brazil, from 2005 to 2010, not included in the basis of calculation of taxable income (IRPJ and CSLL).
Current status: Awaiting the hearing of an appeal at the administrative level.	2,138
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	787

7) Collection of Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	646
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	1,668

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel inter-state sales, including states in the Midwest, North and, Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	799
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,316
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

11) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in administrative and judicial stages.	1,116
Plaintiff: States of SP, RS and SC Finance Departments
12) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	817
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
13) Alleged failure to write-down VAT (ICMS) credits related to exemption or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	727
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
14) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,033
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
15) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	557
Plaintiff: States of RJ, SP, ES and BA Finance Departments
16) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	543
Plaintiff: State of Pernambuco Finance Department

17) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	435
Plaintiff: States of RJ, SP, SE and BA Finance Departments
18) Use of VAT (ICMS) credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	402
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
19) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	365
20) Other tax matters	4,240
Total for tax matters	37,261

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Company filed its collective bargaining agreement with the Superior Labor Court and, on October 19, 2015, the Court ruled in favor of the Company and notified the Regional Labor Courts of its understanding of the matter.	3,950
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The Superior Labor Court ("Tribunal Superior do Trabalho - TST") unified a favorable understanding to the Company's opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. The Company has filed an appeal in the TST to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	1,482
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	358
4) Other labor matters	1,696
Total for labor matters	7,486

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: The claims are being disputed in court and in arbitration proceedings. As a result of judicial decisions, the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended. On the Tartaruga Verde and Mestiça proceeding, the arbitration is suspended by judicial decision and, so far, there has been no additional collection of special participation due to the unification.

1,758

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay special participation fees and royalties (government take) with respect to several fields and alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities related to compliance with the oil and gas industry regulation.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,616
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.
Current status: The arbitrations in Brazil are at an early stage and a Chamber of Arbitration has not yet been established. On the lawsuit filed by EIG and affiliates, alleging that the Company had committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA ("Sete"), through communications that failed to disclose the alleged corruption scheme. The period allowed to the Company to present its initial position before the federal court in Washington, DC is ongoing.	1,509
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices to be anti-competitive.	551
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc.
5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The process is in phase of discovery and choice of the chairman of the arbitration panel, where the Company seeks its rights and presents documents to prove the author delinquent in contractual obligations.	400
6) Other civil matters	2,250
Total for civil matters	8,084

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná
AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	815
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	368
3) Other environmental matters	722
Total for environmental matters	1,905

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

29.4.   Class action and related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

a)    purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby;

b)   purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009 , or certain notes issued in 2013  or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and

c)    purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the Securities Act’s statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The FAC, brought by lead plaintiff and three other plaintiffs – Union Asset Management Holding AG (“Union”), Employees’ Retirement System of the State of Hawaii (“Hawaii”), and North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”) – brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

On October 1st and December 7, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed a motion to dismiss the FAC.

On December 20, 2015, the judge ruled on the motion to dismiss the FAC, partially granting the motion. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action will continue with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS. On June 15, 2016, the United States Court of Appeals for the Second Circuit granted Petrobras’ motion requesting interlocutory appellate review of the class certification. Defendants filed their opening briefs on July 21, 2016.  Plaintiffs opposition brief is due on August 25, 2016, and replies are due on September 8, 2016.  Oral argument is scheduled to occur no sooner than September 26, 2016. Petrobras and the other defendants moved in district court for a stay of all district court proceedings pending the Second Circuit’s decision on the merits of the appeal of the class certification.  On June 24, 2016, the judge denied the motion. On June 28, 2016, Petrobras and other defendants moved the Second Circuit for a stay of the district court proceedings pending that Court’s decision on the merits of the appeal. On August 2, 2016, the United States Court of Appeals for the Second Circuit granted Defendants’ motion to stay all district court proceedings pending a decision on the appeal of the class certification.

On June 27, 2016, the parties filed motions for summary judgment.  Further summary judgment briefing is stayed pursuant to the Second Circuit’s Order.

In addition to the Consolidated Securities Class Action, to date, 29 lawsuits have been filed by individual investors before the same judge in the SDNY (two of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania, consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the individual lawsuits, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions will continue with respect to other claims brought by these class plaintiffs.

On October 31, 2015, the judge ordered that the individual lawsuits before him in the SDNY and the Consolidated Securities Class Action shall be tried together in a single trial that will not exceed a total of eight weeks.

On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016, however, the trial is now stayed due to the above-mentioned Second Circuit decision of August 2, 2016, staying all district court proceedings. On November 18, 2015, the judge ordered that any individual action filed after December 31, 2015 will be stayed in all respects until after the completion of the trial.

These actions involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and the individual additional actions concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the litigation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,373 of which US$ 1,022 were still in force as of June 30, 2016, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 848 and bank guarantees of US$ 174.

31.         Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company preferably takes structuring measures through an adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the derivative financial instruments positions held by the Company and recognized in other current assets and liabilities as of June 30, 2016, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

			Statement of Financial Position

	Notional value		Fair value Asset Position (Liability)		Maturity

	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Derivatives not designated for hedge accounting
Future contracts - total (*)	(5,517)	(5,694)	(5)	38
Long position/Crude oil and oil products	58,175	53,735	−	−	2016
Short position/Crude oil and oil products	(63,692)	(59,429)	−	−	2016
Options - total (*)	470	123	−	10
Call/Crude oil and oil products	510	−	−	−	2016
Put/Crude oil and oil products	(40)	123	−	−	2016
Forward contracts - total			(2)	6.3
Long position/Foreign currency forwards (BRL/USD)(**)	US$ 85	US$ 217	(4)	6	2016
Short position/Foreign currency forwards (BRL/USD)(**)	US$ 24	US$ 50	2	0.3	2016

Derivatives designated for hedge accounting
Swap - total			18	(33)
Foreign currency / Cross-currency Swap (**)	US$ 298	US$ 298	39	(16)	2016
Interest – Libor / Fixed rate (**)	US$ 384	US$ 396	(21)	(17)	2017

Total recognized in the Statement of Financial Position			11	21.3
(*) Notional value in thousands of bbl.
(**) Amounts in USD are presented in million.

	Gains/ (losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Jun/2016	Jan-Jun/2015	Jan-Jun/2016	Jan-Jun/2015	06.30.2016	12.31.2015
Commodity derivatives	(48)	(103)	−	−	65	9
Foreign currency derivatives	(15)	13	4	3	−	−
Interest rate derivatives	(4)	(4)	(2)	(1)	−	−
	(67)	(94)	2	2	65	9
Cash flow hedge on exports (***)	(1,453)	(779)	13,199	(7,364)	−	−
Total	(1,520)	(873)	13,201	(7,362)	65	9

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of June 30, 2016 is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario*	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	-	(135)	(270)
Forward contracts	Foreign currency - depreciation BRL x USD	(3)	(15)	(31)
Options	Crude oil and oil products - price changes	−	(0.6)	(1.2)
		(3)	(150.6)	(302.2)
Derivatives designated for hedge accounting
Swap		(14)	(69)	(115)
Debt	Foreign currency - appreciation JPY x USD	14	69	115
Net effect		-	-	-

Swap		-	(2)	(2)
Debt	Interest - LIBOR increase	-	2	2
Net effect		-	-	-

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on June 30, 2016; R$ x U.S. Dollar - a 4.4% depreciation of the Real; Japanese Yen x U.S. Dollar - a 0.2% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 0.3% depreciation of the Peso; LIBOR Forward Curve - a 0.02% increase throughout the curve. Source: Focus and Bloomberg.

31.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of its businesses with the benefits of diversification. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)             Cash Flow Hedge involving the Company’s  future exports

The Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

Mainly due to the decrease in international oil prices, a portion of future exports for which a hedging relationship had been designated was no longer expected to occur or did not occur in the first half of 2016. Therefore, hedging relationship was revoked and a portion was reclassified to the statement of income in amount of US$ 292 in the first half of 2016.

The carrying amounts, the fair value as of June 30, 2016, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.2098 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of June 30, 2016 (R$ million)
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2016 to March 2027	61,050	195,957

Changes in the reference value (principal and interest)	US$	R$ million
Amounts designated as of December 31, 2015	61,520	240,222
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	5,287	19,982
Exports affecting the statement of income	(1,286)	(4,757)
Principal repayments / amortization	(4,471)	(16,012)
Foreign exchange variation	−	(43,478)
Amounts designated as of June 30, 2016	61,050	195,957

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)
	55	66	85	86	76	67	60	54	47	59

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of June 30, 2016 is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Exchange rate	Tax effect	Total
Balance at December 31, 2015	(30,738)	10,450	(20,288)
Recognized in shareholders' equity	11,746	(3,994)	7,752
Reclassified to the statement of income - occurred exports	1,182	(402)	780
Reclassified to the statement of income - exports no longer expected or not occurred	271	(91)	180
Balance at June 30, 2016	(17,539)	5,963	(11,576)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2015-2019 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 302 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of June 30, 2016 is set out below:

	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(1,967)	(4,460)	(4,612)	(3,087)	(2,237)	(1,857)	(2,136)	(961)	3,778	(17,539)

b)            Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 06.30.2016	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)

Assets	3,977	Dollar/Real	174	994	1,989
Liabilities	(65,101)		(2,843)	(16,275)	(32,550)
Cash flow hedge on exports	61,050		2,667	15,262	30,525
	(74)		(2)	(19)	(36)
Liabilities (**)	(603)	Yen/Dollar	1	(150)	(301)
	(603)		1	(150)	(301)
Assets	11	Euro/Real	−	3	5
Liabilities	(53)		(2)	(13)	(26)
	(42)		(2)	(10)	(21)
Assets	7,338	Euro/Dollar	(92)	1,835	3,669
Liabilities	(14,532)		183	(3,633)	(7,266)
	(7,194)	Pound Sterling/Real	91	(1,798)	(3,597)
Assets	3		−	1	2
Liabilities	(22)		−	(6)	(11)
	(19)	Pound Sterling /Dollar	−	(5)	(9)
Assets	2,447		(86)	612	1,223
Liabilities	(4,809)		168	(1,202)	(2,405)
	(2,362)		82	(590)	(1,182)
Assets	609	Dollar/Peso	2	152	305
Liabilities	(599)		(2)	(150)	(300)
	10		−	2	5
	(10,284)		170	(2,570)	(5,141)

(*) On June 30, 2016, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 4.4% depreciation of the Real/ Japanese Yen x U.S. Dollar - a 0.2% depreciation of the Japanese Yen/ Peso x U.S. Dollar - a 0.3% depreciation of the Peso / Euro x U.S. Dollar: an 1.2% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 3.4% depreciation of the Pound Sterling/ Real x Euro - a 3.1 depreciation of the Real / Real x Pound Sterling - 0.9% depreciation of the Real. Source: Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

31.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

31.4.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, preserving a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products, as well as funds under the divestment program.

During 2015, the Company used traditional funding sources (export credit agencies – ECAs, banking market, capital markets and development banks) to obtain the necessary funding to repay debt and fund its capital expenditures. In the first half of 2016, the Company raised approximately US$ 8 billion through proceeds from long-term financing (mainly international capital market), of which US$ 5.98 billion were used to repurchase global notes previously issued.

A term sheet signed in first quarter of 2016 with the China Development Bank CDB to obtain US$ 10 billion through financing agreements is still being negotiated.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

Maturity	2016	2017	2018	2019	2020	2021 and thereafter	Balance at June 30, 2016	Balance at December 31, 2015
Principal	5,176	8,146	14,312	23,539	16,656	57,636	125,465	127,354
Interest	3,681	6,991	6,607	5,645	4,260	34,166	61,349	59,038
Total	8,857	15,137	20,919	29,184	20,916	91,802	186,814	186,392

32.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3: inputs are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

			Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	764	−	−	764
Foreign currency derivatives	−	39	−	39
Balance at June 30, 2016	764	39	−	803
Balance at December 31, 2015	833	6.3	−	839.3

Liabilities
Foreign currency derivatives	−	(2)	−	(2)
Commodity derivatives	(5)	−	−	(5)
Interest derivatives	−	(21)	−	(21)
Balance at June 30, 2016	(5)	(23)	−	(28)
Balance at December 31, 2015	−	(33)	−	(33)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of June 30, 2016, computed based on the prevailing market rates is set out in note 16.1.

33.        Subsequent events

33.1.   Global notes issued in international capital markets

On July 13, 2016, the Company, through its subsidiary Petrobras Global Trading – PGF, completed the US$3 billion bond sale on the international capital markets (global notes), of which US$1.75 billion will mature in 5 years and US$1.25 billion will mature in 10 years. This sale constituted a reopening of a series of securities maturing in 2021 and 2026, originally issued on May 23, 2016, in the amount of US$ 6.75 billion.

The Company used the net proceeds from this sale to repurchase global notes previously issued, maturing from February 3, 2017 to March 15, 2019, and for corporate purposes in general.

33.2.   Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for 100% of Petrobras Chile Distribuición Ltda (PCD), held through Petrobras Caribe Ltda.

The estimated proceed from this deal is US$ 464, considering amounts from distribution of cash surplus before the transaction closing, payments to be made by Southern Cross in the closing day and estimated price adjustments within 65 working days after the closing.

The deal’s completion is subject to certain precedent conditions, as established in the agreement and customary for this kind of operation, expected to occur in up to three or four months.

33.3.   Disposal of Petrobras Argentina

On July 27, 2016, the Company concluded the disposal of its entire 67.19% interest in Petrobras Argentina (PESA), owned through the subsidiary Petrobras Participaciones S.L. (“PPSL”), to Pampa Energia in amount of US$ 897. This amount is still subject to adjustments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

As part of this transaction, the Company intends to acquire 33.6% of the concession of Rio Neuquén in Argentina and 100% of Colpa Caranda asset in Bolivia for an amount of US$ 52, both subject to approvals from PESA’s Board of Directors and Bolivia Federal Government, respectively.

33.4.   Disposal of interest in exploratory block BM-S-8

On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interests in the exploratory block BM – S-8 to Statoil, which includes the Carará area located in the pre-sal of Santos Basin, for an amount of US$ 2.5 billion. The other current partners in this block can exercise their right of preference in this transaction, allowing them to acquire the Company’s interest by the same amount offered by Statoil, at least.

34.        Information Related to Guaranteed Securities Issued by Subsidiaries

34.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.